FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
MATERIAL CHANGE REPORT
ALGOMA STEEL INC.
(Registrant's name)
105 West Street
Sault Ste. Marie
Ontario, Canada P6A 7B4
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2004

ALGOMA STEEL INC.
(Registrant)

By:	“Paul Finley”
Paul Finley
Vice President – Business Development and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report with attached News Release dated July 27, 2004.